UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. 6)1
ICICI BANK LIMITED

(Name of Issuer)
EQUITY SHARES, PAR VALUE RS. 10

(Title of Class of Securities)
INE090A01013

(CUSIP Number)
December 31, 2010

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SIGNATURE
Exhibit Index
EX-1 JOINT FILING AGREEMENT

CUSIP No.	INE090A01013	Page	2	of	11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		59,665,356

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		59,665,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	59,665,356

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.20%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 1,147,324,085 equity shares, par value Rs. 10 per share (the “Equity Shares”), reported as outstanding as of September 3, 2010 in ICICI Bank Limited’s annual report on Form 20-F for the financial year ended March 31, 2010 and filed with the Securities and Exchange Commission on September 29, 2010.

CUSIP No.	INE090A01013	Page	3	of	11

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,613,201

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		58,613,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,613,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 1,147,324,085 equity shares, par value Rs. 10 per share (the “Equity Shares”), reported as outstanding as of September 3, 2010 in ICICI Bank Limited’s annual report on Form 20-F for the financial year ended March 31, 2010 and filed with the Securities and Exchange Commission on September 29, 2010.

CUSIP No.	INE090A01013	Page	4	of	11

1	NAMES OF REPORTING PERSONS Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,613,201

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		58,613,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,613,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 1,147,324,085 equity shares, par value Rs. 10 per share (the “Equity Shares”), reported as outstanding as of September 3, 2010 in ICICI Bank Limited’s annual report on Form 20-F for the financial year ended March 31, 2010 and filed with the Securities and Exchange Commission on September 29, 2010.

CUSIP No.	INE090A01013	Page	5	of	11

1	NAMES OF REPORTING PERSONS Allamanda Investments Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		58,613,201

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		58,613,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	58,613,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.11%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
* Based on 1,147,324,085 equity shares, par value Rs. 10 per share (the “Equity Shares”), reported as outstanding as of September 3, 2010 in ICICI Bank Limited’s annual report on Form 20-F for the financial year ended March 31, 2010 and filed with the Securities and Exchange Commission on September 29, 2010.

Item 1(a).	Name of Issuer:

ICICI Bank Limited (“ICICI”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

ICICI Bank Towers Bandra-Kurla Complex Mumbai 400051 India

Item 2(a).	Name of Person Filing:

	(I)	Temasek Holdings (Private) Limited (“Temasek”)

	(II)	Fullerton Management Pte Ltd (“FMPL”), a wholly-owned subsidiary of Temasek

	(III)	Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited) (“FFH”), a wholly-owned subsidiary of FMPL

	(IV)	Allamanda Investments Pte Ltd (“Allamanda”), a wholly-owned subsidiary of FFH

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	(I)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(II)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(III)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

	(IV)	IMM, Les Cascades Building Edith Cavell Street, Port Louis, Mauritius

Item 2(c).	Citizenship:

	(I)	Singapore

	(II)	Singapore

	(III)	Singapore

	(IV)	Mauritius

Item 2(d).	Title of Class of Securities:

Equity shares, par value Rs. 10 per share, of ICICI (the “Equity Shares”).

Item 2(e).	CUSIP Number:

INE090A01013

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 59,665,356 Equity Shares

(i) Allamanda directly owns 58,613,201 Equity Shares. Allamanda is wholly-owned by FFH. FFH is wholly-owned by FMPL. FMPL is wholly-owned by Temasek. Therefore, each of Temasek, FMPL and FFH may be deemed to beneficially own the 58,613,201 Equity Shares owned by Allamanda directly.

(ii) Temasek may be deemed to beneficially own an additional 1,052,155 Equity Shares. These Equity Shares are held in a unit trust and beneficially owned by Temasek Fullerton Alpha Pte. Ltd. (“TFAPL”), as the sole unitholder and sponsor of the unit trust. TFAPL is wholly-owned by Fullerton (Private) Limited (“FPL”). FPL is wholly-owned by Temasek.

Accordingly, as described in (i) and (ii) above, Temasek may be deemed to beneficially own 59,665,356 Equity Shares.

(b) Percent of class: The Equity Shares that may be deemed to be beneficially owned by Temasek constitute approximately 5.20% of the Equity Shares outstanding. The Equity Shares that may be deemed to be beneficially owned by FMPL, FFH and Allamanda constitute approximately 5.11% of the Equity Shares outstanding. All percentage calculations in this schedule are based on the 1,147,324,085 Equity Shares reported as outstanding by ICICI as of September 3, 2010 in its most recent annual report on Form 20-F filed on September 29, 2010.

(c) Number of shares as to which the person has: With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Equity Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

Temasek Holdings (Private) Limited: 59,665,356 Equity Shares
Fullerton Management Pte Ltd: 58,613,201 Equity Shares
Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited): 58,613,201 Equity Shares
Allamanda Investments Pte Ltd: 58,613,201 Equity Shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings (Private) Limited: 59,665,356 Equity Shares
Fullerton Management Pte Ltd: 58,613,201 Equity Shares
Fullerton Financial Holdings Pte. Ltd. (formerly known as Asia Financial Holdings Private Limited):
58,613,201 Equity Shares Allamanda Investments Pte Ltd: 58,613,201 Equity Shares

Item 5.	Ownership of Five Percent or Less of a Class.

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N.A.

Item 8.	Identification and Classification of Members of the Group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Managing Director, Legal & Regulations

Dated: February 10, 2011	FULLERTON MANAGEMENT PTE LTD
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 10, 2011	FULLERTON FINANCIAL HOLDINGS PTE. LTD.
	By:	/s/ Syed Aamir Zahidi
		Name:	Syed Aamir Zahidi
		Title:	Executive Vice President

Dated: February 10, 2011	ALLAMANDA INVESTMENTS PTE LTD
	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Exhibit Index
Exhibit 1	Joint Filing Agreement, dated February 10, 2011, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Fullerton Financial Holdings Pte. Ltd. and Allamanda Investments Pte Ltd.